                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549





                                    FORM 11-K


[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
       OF 1934
       For the fiscal year ended December 31, 2000

                                        OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
       For the transition period from ________ to __________

                      COMMISSION FILE NUMBER ______________

       A. Full title of plan and the address of the plan, if different from that of the issuer named below:

                   The Perficient 401(k) Employee Savings Plan

       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                                Perficient, Inc.
                 7600B North Capital of Texas Highway, Suite 340
                               Austin, Texas 78731

                   The Perficient 401(k) Employee Savings Plan

                              Financial Statements
                           and Supplemental Schedules

                     Years ended December 31, 2000 and 1999



FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits.................................................3
Statement of Changes in Net Assets Available for Benefits.......................................4
Notes to Financial Statements...................................................................5

SUPPLEMENTAL SCHEDULES

Schedule H, Line 4I -- Schedule of Assets Held for Investment Purposes at End of Year...........8
Item 27f - Schedule of Non-Exempt Transactions..................................................9

Signatures.....................................................................................10


                   The Perficient 401(k) Employee Savings Plan
                 Statements of Net Assets Available for Benefits



                                                   DECEMBER 31,
                                          -------------------------------
                                               1999             2000
ASSETS
Investments at fair value                   $   339,220     $  1,000,835

                                          --------------   --------------
Net assets available for benefits           $   339,220     $  1,000,835
                                          ==============   ==============




See accompanying notes.

                   The Perficient 401(k) Employee Savings Plan
            Statement of Changes in Net Assets Available for Benefits
                          Year ended December 31, 2000



Additions:
      Contributions:
          Employees                                            $   792,788
          Employer                                                 108,688

      Investment income:
          Interest and dividends                                         -
          Net appreciation in fair value of investments           (205,562)

Total additions

Deductions:
      Benefit payments                                             (34,299)
      Administrative expenses                                            -
                                                              -------------
Net increase in net assets available for benefits                  661,615

Net assets available for benefits at beginning of year             339,220
                                                              -------------
Net assets available for benefits at end of year               $ 1,000,835
                                                              =============


See accompanying notes.

                   THE PERFICIENT 401(k) EMPLOYEE SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.            DESCRIPTION OF PLAN

              The Perficient 401(k) Employee Savings Plan (the Plan) became effective October 1, 1998.

              The following brief description of the Plan is provided for general purposes only. Participants should refer to the Plan agreement for more complete information.

              GENERAL
              The Plan is a defined contribution profit sharing plan covering substantially all employees of Perficient, Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

              CONTRIBUTIONS
              Eligible employees may contribute to the Plan an elected portion of their eligible compensation, as defined in the Plan, up to the statutory annual federal limit.

              The Company may make matching contributions up to specified amounts at its discretion. Beginning January 1, 2000, the Company began making contributions based on 25% of the first 6% of eligible compensation of participants.

              All contributions are invested at the discretion of the participants.

              ELIGIBILITY
              Employees are eligible for participation in the Plan after obtaining 21 years of age, as defined in the Plan. An employee may enter the Plan anytime after the employee satisfies the eligibility requirements.

              VESTING
              Participants are immediately vested in their contributions and earnings thereon. The Company matching contributions vest based on years of service completed by participants (three year vesting period during 2000).

              PAYMENT OF BENEFITS
              Participants are entitled to receive benefit payments at the normal retirement age of 65, in the event of the participant's death or disability, or in the event of termination under certain circumstances other than normal retirement, disability or death or if the participant reaches age 70 1/2 while still employed. Benefits may be paid in a lump-sum distribution or by an annuity. At December 31, 2000, there were no benefits payable by the Plan.

              PLAN TERMINATION
              Although the Company has not expressed any intent to terminate the Plan, it reserves the right to do so at any time. Upon such termination, each participant becomes fully vested and all benefits shall be distributed to the participants or their beneficiaries.

              PARTICIPANT ACCOUNTS
              Discretionary employer matching contributions, if any, are allocated annually to participant accounts based upon the ratio of each participant's compensation during the plan year to total compensation of all participants for such plan year.

              Investment earnings or losses are allocated among the participant's accounts based upon the percentage of the balance of each such account to the total balance of all such accounts within each investment option.

              PARTICIPANT LOANS
              Upon written application of a participant, the Plan may make a loan to a participant. Participants are allowed to borrow no less than $1,000 and no greater than the lesser of 50% of the participants vested account balance or $50,000. Loans are amortized over a maximum of 60 months unless it is used to purchase the participant's principal residence and repayment is made through payroll deductions. The amount of the loan is deducted from the participant's investment accounts and bears interest at a rate commensurate with local rates for similar plans.

              FORFEITURES
              Forfeitures, if any, under the Plan are allocated to the remaining participants in the Plan.

              ADMINISTRATION
              The Plan is administered by trustees consisting of officers and employees of the Company. The Company pays all administrative expenses of the Plan.

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              BASIS OF PRESENTATION
              The Plan's financial statements have been prepared on the accrual basis of accounting.

              VALUATION OF INVESTMENTS
              Investments are stated at fair value, which is determined based on quoted market prices. Participant loans are stated at cost, which approximates fair value.

              USE OF ESTIMATES
              The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes and schedule. Actual results could differ from those estimates.

3.            INVESTMENTS

              The following presents investments that represent five percent or more of the Plan's net assets:



                                                                         DECEMBER 31,
                                                                   1999                 2000
                                                             ------------------    ----------------
                  Janus Twenty                                    $    199,504        $    345,830
                  Janus Worldwide                                       63,539             201,600
                  T. Rowe Price Mid Cap Growth                               -             103,366
                  American Century Ultra                                30,747             100,684
                  Janus Balanced                                             -              51,985
                  American Century Income and Growth                         -              51,361


              During 2000, the Plan's investments (including investments purchased, sold as well as held during the year) depreciated in fair value as follows:



              Pooled separate accounts                $   204,784
              Common stock                                    778
                                                      -----------
              Total                                   $   205,562
                                                      ===========


4.            INCOME TAX STATUS
              The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code). Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5.            PLAN AMENDMENT
              During 2000, the Plan was amended to allow participants to purchase shares of the Company's common stock. At December 31, 2000, approximately $1,500 of total Plan assets was invested in the Company's common stock.

SUPPLEMENTAL SCHEDULES

                    The Perficient 401(k) Employee Savings Plan

   Schedule H, Line 4I -- Schedule of Assets Held for Investment Purposes at End
                                    of Year
                             EIN: 74-2853258 PN: 001

                          Year ended December 31, 2000



                                                                                             CURRENT
       IDENTITY OF ISSUE                           DESCRIPTION OF ASSET                       VALUE
--------------------------------------   ------------------------------------------    ----------------
Hartford Life Insurance Company          Janus Twenty                                    $     345,830
Hartford Life Insurance Company          Janus Worldwide                                       201,600
Hartford Life Insurance Company          T. Rowe Price Mid Cap                                 103,366
Hartford Life Insurance Company          American Century Ultra                                100,684
Hartford Life Insurance Company          Janus Balanced                                         51,985
Hartford Life Insurance Company          American Century Income and Growth                     51,361
Hartford Life Insurance Company          T. Rowe Price Small Cap                                48,192
Hartford Life Insurance Company          Hartford Index HLS                                     41,219
Hartford Life Insurance Company          Hartford Money Market                                  38,313
Hartford Life Insurance Company          Putnam High Yield Ad                                   16,706
Hartford Life Insurance Company          Perficient Stock Fund                                   1,579
                                                                                       ----------------
                                                                                         $   1,000,835
                                                                                       ================


                   The Perficient 401(k) Employee Savings Plan

                 Item 27f -- Schedule of Non-Exempt Transactions
                             EIN: 74-2853258 PN: 001

                          Year ended December 31, 2000



                      RELATIONSHIP TO PLAN,    DESCRIPTION OF TRANSACTIONS INCLUDING                 CURRENT
IDENTITY OF PARTY       EMPLOYER OR OTHER         MATURITY DATE, RATE OF INTEREST,                   VALUE OF     NET GAIN
    INVOLVED            PARTY-IN INTEREST        COLLATERAL, PAR OR MATURITY VALUE         COST*       ASSET*     OR (LOSS)
-----------------------------------------------------------------------------------------------------------------------------
Perficient, Inc.      Employer/Plan Sponsor   Employee contributions for the payroll     $ 38,279    $ 38,279        **
                                              period of March 2000 were deposited on
                                              May 25, 2000.






           * Represents the contributions, which were not remitted timely. ** Interest for the use of the amount included has not yet been determined by the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Perficient 401(k) Employee Savings Plan


                                                    /s/ John A. Hinners
                                                    ----------------------------
                                                    John A. Hinners
                                                    Chief Financial Officer